January 23, 1998

Dear Norwich Shareholder:

Enclosed with this letter is a Letter of Transmittal which relates to the proposed merger (the "Merger") of Norwich Financial Corp. ("Norwich") and its subsidiary, The Norwich Savings Society, into People's Bank ("People's"). The Merger will be the subject of a special meeting of Norwich shareholders to be held on February 19. Detailed information about the Merger and the special meeting is contained in the Joint Proxy Statement - Offering Memorandum that was recently mailed to all Norwich and People's shareholders of record as of the respective record dates for the Norwich and People's special meetings. This letter and the Letter of Transmittal are not intended to provide any additional information about the special meeting or the Merger, and are not intended to influence or play any role with respect to the vote to be taken at the meeting.

This letter is for instructional purposes only to help you complete your Letter of Transmittal. The Letter of Transmittal is for use in connection with the exchange of your certificate(s) for shares of Norwich Common Stock ("Norwich Stock") for the consideration to be paid by People's upon consummation of the Merger. THE MERGER HAS NOT YET BEEN APPROVED BY THE SHAREHOLDERS OF NORWICH OR OF PEOPLE'S, NOR HAVE ALL REGULATORY APPROVALS YET BEEN OBTAINED. THE MERGER CANNOT OCCUR UNLESS AND UNTIL ALL SUCH APPROVALS HAVE BEEN OBTAINED, AND THERE CAN BE NO ASSURANCE THAT THE NECESSARY APPROVALS WILL BE OBTAINED. The Agreement and Plan of Merger (the "Merger Agreement") requires that we send you the enclosed Letter of Transmittal approximately 30 days prior to the anticipated effective date of the Merger, even if it is not certain that the Merger will be approved. If the Merger is approved by the shareholders of Norwich and of People's at their respective special meetings on February 19 and the last necessary regulatory approval is received thereafter, it is expected that the Merger will be completed shortly after that date.

The Letter of Transmittal includes a section entitled "Election Privilege" which you must use to indicate whether you would prefer to receive cash or shares of People's Common Stock ("People's Stock") in exchange for your shares of Norwich Stock if the Merger is approved and completed. You may also choose to indicate no preference by checking the "No Election" box. In order for your election to be valid, you may check only one box in this section, and a properly completed, signed copy of the Transmittal Letter, accompanied by all certificates representing shares of Norwich Stock owned by you (unless you check the box indicating that your certificates have been lost and supply appropriate assurances and indemnities), must be received by the Exchange Agent named in the Letter of Transmittal ON OR BEFORE THE ELECTION DEADLINE OF 5:00
P.M. EASTERN TIME ON FEBRUARY 17, 1998.   You may revoke or change your
election at any time prior to the Election Deadline by notifying the Exchange Agent, in writing, of that fact, subject to the Exchange Agent's reasonable discretion as to whether a revocation or change has been properly made. Please refer to the instructions contained in the Letter of Transmittal for more information.

If your Letter of Transmittal is received by the Exchange Agent after the Election Deadline or is improperly completed, any election specified in that Letter of Transmittal will be disregarded and all shares of Norwich Stock represented by that Letter of Transmittal will be treated as "No Election" shares. If you return a Letter of Transmittal but do not check any box in the Election Privilege section, all shares of Norwich Stock represented by that Letter of Transmittal will be treated as "No Election" shares. If you revoke a previously made election and do not specify an alternative, or if you do not complete and return a Letter of Transmittal, all shares of Norwich Stock owned by you will also be treated as "No Election" shares.

Please note that the number of shares of People's Stock to be issued and the amount of cash to be paid by People's will be determined as of the Valuation Date as defined in the Merger Agreement. The number of shares and amount of cash available will be fixed independently of shareholder elections to receive stock or cash. Therefore, even if you properly submit a Letter of Transmittal in a timely fashion indicating your preference for cash or shares of People's Stock, it may not be possible to honor your expressed preference in full.

Your indication of a preferred form of consideration in a properly submitted Letter of Transmittal, or the failure to submit a Letter of Transmittal, does not constitute a vote for or against the Merger, an abstention from voting, or a notice of intent to exercise dissenters' appraisal rights. The number of Norwich shareholders indicating a preference for cash or for shares of People's Stock, or expressing no preference in their Letters of Transmittal, will not be considered in determining the results of the shareholder vote to be taken at the special meeting. THE LETTER OF TRANSMITTAL IS NOT A PROXY, AND NEITHER THIS LETTER NOR THE LETTER OF TRANSMITTAL IS INTENDED TO SOLICIT A PROXY FROM YOU.

Regardless of whether you plan to vote for or against the Merger or to abstain from voting, and even if you do not wish to indicate a preference for cash or for People's Stock, you are urged to complete the Letter of Transmittal and to send it, along with all certificates representing your shares of Norwich Stock, to the Exchange Agent so that it will be received before the Election Deadline. This will help speed the process of distributing cash and shares of People's Stock to all Norwich shareholders if the Merger occurs. IF THE MERGER DOES NOT OCCUR FOR ANY REASON, YOUR NORWICH STOCK CERTIFICATES WILL BE RETURNED TO YOU.

Please contact the Exchange Agent at 1-800-777-3674 if you have any questions relating to the Letter of Transmittal and the procedures to be followed. Thank you.

                                   Sincerely,



                                   Daniel R. Dennis, Jr.
                                   Chairman, President and Chief
                                     Executive Officer